                                                      EXHIBIT 22

                  IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                             IN AND FOR NEW CASTLE COUNTY


 MICHAEL BERNSTEIN on behalf of himself and     )
 all others similarly situated,                 )
                                                )
                          Plaintiff,            )
                                                )
                v.                              )      C.A. No. 16988NC
                                                )
 VLSI TECHNOLOGY, INC., RICHARD M. BEYER,       )
 WILLIAM G. HOWARD, JR.,                        )
                                                )
 PAUL R. LOW, HORACE H. TSIANG,                 )
 ROBERT P. DILWORTH, PIERRE S.E. BONELLI and    )
 ALBERT J. STEIN,                               )
                                                )
                          Defendants.           )
-------------------------------------------------

                                      COMPLAINT

          Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, INTER ALIA, upon the investigation of counsel, as to all other allegations herein, as follows:

                                 NATURE OF THE ACTION

          1. Plaintiff brings this action as a class action on behalf of himself and all other stockholders of VLSI Technology, Inc. ("VLSI" or the "Company") who are similarly situated, against the individual defendants, who comprise the Board of Directors of VLSI, to enjoin their wrongful conduct which is intended to thwart any takeover of the Company.

          2. In particular, VLSI's shareholders are currently being deprived of the opportunity to realize the full benefits of their investment in VLSI. Among other things, the director defendants have failed to adequately consider and negotiate a premium offer to acquire control of VLSI by Royal Philips Electronics NV ("Royal Philips"). The director defendants are utilizing their fiduciary positions of control over VLSI to thwart Royal Philips and others in their legitimate attempts to acquire VLSI.

          3. Such action and inaction represent an effort by the Individual Defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their offices. The actions of the Individual Defendants constitute a breach of their fiduciary duties to maximize shareholder value, to not consider their own interests over those of the public shareholders, and to respond reasonably and on an informed basis to BONA FIDE offers for the Company.

                                 THE PARTIES

          4. Plaintiff Michael Bernstein is and at all relevant times has been the owner of shares of VLSI common stock.

          5. VLSI is a Delaware corporation. VLSI designs and manufactures "System-Level Silicon" integrated circuits based on its "FSB" functional system blocks library.

          6. (a) Defendants Richard M. Beyer, Dr. William G. Howard, Jr., Paul R. Low, Horace H. Tsiang, Robert P. Dilworth, Pierre S.E. Bonelli and Alfred J. Stein serve as directors of VLSI (collectively, the "Individual Defendants").

               (b) In addition, defendant Stein is Chairman and Chief Executive Officer of the Company.

          7. The Individual Defendants owe VLSI's public stockholders fiduciary obligations and were and are required to: use their ability to manage VLSI in a fair, just and equitable manner; act in furtherance of the best interests of VLSI's public stockholders; govern VLSI in such a manner as to heed the expressed views of its public shareholders, refrain from abusing their positions of control; and not to favor their own interests at the expense of VLSI's public stockholders.

                           CLASS ACTION ALLEGATIONS

          8. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of himself and all other shareholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them) and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

          9. This action is properly maintainable as a class action for the following reasons:

               (a) The Class is so numerous that joinder of all members is impracticable. There are in excess of 45 million shares of VLSI common stock which are outstanding, held by hundreds, if not thousands, of owners of VLSI stock who are members of the Class.

               (b) There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, INTER ALIA, the following:

                    (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class by failing and refusing to act in good faith to maximize shareholder value in the sale of VLSI; and

                    (ii) whether plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

               (c) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by defendants' actions.

               (d) Plaintiff is committed to prosecuting this action and has retained competent counsel experience in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.

                            SUBSTANTIVE ALLEGATIONS

          10. On February 26, 1999, Royal Philips announced that it had submitted a proposal to the VLSI Board of Directors to acquire all of the outstanding VLSI stock for $17 per share cash -- a 58 percent premium to the then-prevailing market price. It was reported that VLSI was "considering" the proposal.

          11. The Individual Defendants have failed to embrace Royal Philips's premium offer and have been content to remain behind the protections of the Company's defenses from unwanted takeovers. To act consistent with their fiduciary duties, the Individual Defendants should evaluate all reasonable alternatives, including negotiating with Royal Philips which they have failed to do.

          12. The Individual Defendants owe fundamental fiduciary obligations under the present circumstances to take all necessary and appropriate steps to maximize shareholder value and explore in good faith the Royal Philips proposal. In addition, the Individual Defendants have the responsibility to act independently so that the interests of VLSI's public stockholders will be protected, to seriously consider all BONA FIDE offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to maximize stockholder value and act in the shareholders' best interests or, if such conflicts exist, ensure that they will be resolved in the best interests of the Company's public stockholders.

          13. VLSI represents a highly attractive acquisition candidate. Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which Royal Philips is prepared to pay or of the enhanced premium which further exposure of the Company to the market could provide. Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by failing to pursue a premium acquisition proposal which would provide for an acquisition for all shares at a very attractive price.

          14. VLSI's Board and its top management have frustrated and rejected Royal Philips's current acquisition overtures and offers, even though these proposals would result in VLSI's shareholders receiving a substantial premium over the then market-price of VLSI stock. The Individual Defendants have done this because they know that in the event VLSI were acquired by any potential bidders, most or all of the directors of VLSI and its senior management would, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving company because their services would not be necessary and they would be mere surplusage and thus an acquisition would bring an end to their power, prestige and profit. In so acting, VLSI's directors and those in management allied with them have been aggrandizing their own personal positions and interests over those of VLSI's broader shareholder constituency to whom they owe fundamental fiduciary duties not to entrench themselves in office.

          15. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of VLSI and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

          16. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling VLSI.

          17. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

          18. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will continue to entrench themselves in office, and will prevent the sale of VLSI at a substantial premium, all to the irreparable harm of plaintiff and the other members of the Class.

          19.  Plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A. Declaring this to be a proper class action and certifying plaintiff as class representative;

          B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

               (i) cooperate fully with any entity or person, including Royal Philips, having a BONA FIDE interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buy-out or takeover of the Company;

               (ii) immediately undertake an appropriate evaluation of VLSI's worth as a merger or acquisition candidate;

               (iii) take all appropriate steps to effectively expose VLSI to the marketplace in an effort to create an active auction of the Company;

               (iv) act independently so that the interests of the Company's public shareholders will be protected; and

               (v) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, ensure that all conflicts of interest are resolved in the best interests of the public shareholders of VLSI.

          C. Enjoining defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

          D. Ordering the Individual Defendants to take steps to facilitate a premium acquisition by utilizing the Company's anti-takeover defense exclusively in a manner designed to maximize shareholder value;

          E. Ordering the Individual Defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs alleged herein;

          F. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorney's and experts' fees; and

          G. Granting such other and further relief as may be just and proper.


                                      ROSENTHAL, MONHAIT, GROSS &
                                      GODDESS, P.A.

                                      By:             /s/ J. A. Rosenthal
                                         --------------------------------
                                      1401 Mellon Bank Center
                                      Suite 1401
                                      Post Office Box 1070
                                      Wilmington, Delaware 19899
                                      (302) 656-4433
                                      Attorneys for Plaintiff

OF COUNSEL:

MILBERG WEISS BERSHAD
  HYNES & LERACH LLP
One Pennsylvania Avenue
New York, New York 10119
(212) 594-5300